
                                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  ----------------------
    FORM 4                                        Washington, D.C. 20549                                   |     OMB APPROVAL    |
                                                                                                           |---------------------|
                                                                                                           | OMB Number:         |
[  ] Check this box if                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   | 3235-0287           |
no longer subject to                                                                                       | Expires:            |
Section 16.  Form 4 or                                                                                     | January 31, 2005    |
Form 5 obligations may                                                                                     | Estimated average   |
continue. See Instruction                                                                                  | burden hours per    |
1(b).                                                                                                      | response 0.5        |
                          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section  -----------------------
                           17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                          Investment Company Act of 1940

---------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of    | 2.  Issuer Name and Ticker or Trading Symbol      | 6. Relationship of Reporting Person(s)          |
|   Reporting Person*      |                                                   |    to Issuer  (Check all applicable)            |
|                          |       Covenant Transport, Inc. ("CVTI")           |    ___ Director       ___ 10% Owner             |
|                          |---------------------------------------------------|    _X_ Officer (give  ___ Other (specify        |
| Pope   Ronald     B.     |3. I.R.S. Identification      |4. Statement for    |         title below)       below)               |
|(Last)  (First)  (Middle) |   Number of Reporting Person,|   Month/Year       |                                                 |
|                          |   if an entity (voluntary)   |                    |      Senior Vice President-Sales & Marketing    |
|400 Birmingham Highway    |                              |   8/19/2002        |                                                 |
|     (Street)             |                              |--------------------|-------------------------------------------------|
|                          |                              |5. If Amendment,    | 7. Individual or Joint/Group Filing             |
|Chattanooga   TN    37419 |                              |   Date of Original |     (Check Applicable Line)                     |
| (City)    (State)  (Zip) |                              |   (Month/Year)     |     _X_ Form filed by One Reporting Person      |
|                          |                              |                    |     ___ Form filed by More than One             |
|                          |                              |                    |         Reporting Person                        |
---------------------------------------------------------------------------------------------------------------------------------

                      Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
| 1.                        |  2.       | 3.           |  4.                     | 5.            |  6.        |   7.             |
| Title of Security         |  Trans-   | Transaction  |  Securities Acquired    | Amount of     |  Ownership |   Nature of      |
| (Instr. 3)                |  action   | Code         |  (A) or Disposed of (D) | Securities    |  Form:     |   Indirect       |
|                           |  Date     | (Instr. 8)   |  (Instr. 3, 4 and 5)    | Beneficially  |  Direct    |   Beneficial     |
|                           |-----------|---------|----|----------|-----|--------| Owned at End  |  (D) or    |   Ownership      |
|                           |  (Month/  |         |    |          | (A) |        | of Month      |  Indirect  |   (Instr. 4)     |
|                           |  Day/     |         |    |          | or  |        | (Instr. 3 and |  (I)       |                  |
|                           |  Year)    |   Code  |  V |   Amount | (D) | Price  | 4)            |  Instr. 4) |                  |
---------------------------------------------------------------------------------|-----------------------------------------------
| Class A Common Stock      |           |         |    |          |     |        |     622 (1)   |     I      |   401(k)         |
| Class A Common Stock      |  8/19/02  |     M   |    |   15,000 |  A  | $ 8.00 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     M   |    |    4,700 |  A  | $16.50 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |      100 |  D  | $19.23 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    1,000 |  D  | $19.11 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    1,000 |  D  | $19.12 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    1,000 |  D  | $19.16 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    1,100 |  D  | $19.14 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    1,300 |  D  | $19.08 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    4,700 |  D  | $19.10 |               |     D      |                  |
| Class A Common Stock      |  8/19/02  |     S   |    |    9,500 |  D  | $19.00 |     100       |     D      |                  |
----------------------------------------------------------------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                          (Over)

                       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                                                         OMB control number

FORM 4 (continued)             Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
| 1.      | 2.       | 3.      | 4.      | 5.           |  6.            | 7.           |8.     |9.      |10.      |11.          |
| Title of| Conver-  | Trans-  | Trans-  | Number of    | Date           | Title and    |Price  |Number  |Owner-   |Nature of    |
| Deriv-  | sion or  | action  | action  | Deriv-       | Exercisable    | Amount of    |of     |of      |ship     |Indirect     |
| ative   | Exercise | Date    | Code    | ative        | and Expira-    | Underlying   |Deriv- |Deriv-  |Form     |Beneficial   |
| Security| Price of | (Month/ | (Instr. | Securities   | tion Date      | Securities   |ative  |ative   |of       |Ownership    |
| (Instr. | Deriv-   | Day/    | 8)      | Acquired     | (Month/Day/    | (Instr. 3    |Secur- |Secur-  |Deriv-   |(Instr. 4)   |
|  3)     | ative    | Year)   |         | (A) or       | Year)          |  and 4)      |ity    |ities   |ative    |             |
|         | Security |         |         | Disposed of  |----------------|--------------|(Instr.|Bene-   |Secur-   |             |
|         |          |         |---------| (D) (Instr.  |       |        |      |       | 5)    |ficially|ity      |             |
|         |          |         |     |   | 3, 4 and 5)  |       |        |      |Amount |       |Owned   |Direct   |             |
|         |          |         |     |   |--------------|       |        |      |or     |       |at End  |(D) or   |             |
|         |          |         |     |   |      |       |Date   |Expira- |      |Number |       |of Month|Indirect |             |
|         |          |         |     |   |      |       |Exer-  |tion    |      |of     |       |(Instr. |(I)      |             |
|         |          |         |Code | V |  (A) |  (D)  |cisable|Date    |Title |Shares |       | 4)     |Instr. 4)|             |
----------------------------------------------------------------------------------------------------------------------------------
| Employee|          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| Stock   |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| Option  |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| (Right- |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| to-Buy) |          |         |     |   |      |       |       |        |Class |       |       |        |         |             |
| Class A |          |         |     |   |      |       |       |        |A     |       |       |        |         |             |
| Common  |          |         |     |   |      |       |       |        |Common|       |       |        |         |             |
| Stock   | $ 8.0000 | 8/19/02 |  M  |   |      |15,000 |  (2)  | 7/27/10|Stock |15,000 |   --- |  7,500 |    D    |             |
|         |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| Employee|          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| Stock   |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| Option  |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| (Right- |          |         |     |   |      |       |       |        |      |       |       |        |         |             |
| to-Buy) |          |         |     |   |      |       |       |        |Class |       |       |        |         |             |
| Class A |          |         |     |   |      |       |       |        |A     |       |       |        |         |             |
| Common  |          |         |     |   |      |       |       |        |Common|       |       |        |         |             |
| Stock   | $16.5000 | 8/19/02 |  M  |   |      | 4,700 |  (3)  |12/31/03|Stock | 4,700 |   --- |  5,300 |    D    |             |
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) The number of shares reported beneficially owned at the end of the month is equal to the reporting person's August 19, 2002, account balance, the latest balance available under the plan, in the employer stock fund under the issuer's 401(k) Plan divided by an average of the stock's price at various points throughout the day on August 19, 2002. The fund is unitized and as such does not allocate a specific number of shares to each participant.
(2) The option to purchase 22,500 shares of Class A Common Stock was granted on July 27, 2000, and is exercisable between July 27,
2001, and July 27, 2003, at the rate of one-third per year.
(3) The option to purchase 10,000 shares of Class A Common Stock was granted on October 28, 1994, and became exercisable in 50%
increments on November 1, 1996, and November 1, 1999.

                                    SIGNATURE:

                                      /s/ Mark A. Scudder by POA                                         08/27/02
                                    ----------------------------------------------                  --------------------
                                    ** Ronald B. Pope, by Mark A. Scudder,                                  Date
                                    attorney-in-fact, pursuant to a Power of
                                    Attorney previously filed with the Commission
                                    and incorporated herein by this reference.







** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).